ATNG Inc.

1549 N Leroy St.

Ste. D-200

Fenton, MI 48430


Date:       August  10,  2004

Subject:    Acquisition  of  Blue  Kiwi  Inc.

Background: Blue Kiwi has been a strategic partner of ATNG since November of 2003. The technology (HBB1 - Human Bloodborne Bacterium 1) was developed in the center of expertise at Pathobiotek Inc. since 1993. The nutritional supplement application was developed over a 12 year period and the trade secrets and formulae became the property of Nutratek Inc. in 2002 and Nutratek Inc. changed its name to Blue Kiwi Inc. in November 2003. It was decided that Blue Kiwi Inc. would be acquired by ATNG Inc. soon after the "Involuntary Petition" was settled and Blue Kiwi was audited in 2004. According to auditors Malone and Bailey, L.L.C., "the audit in almost complete.

Terms and Conditions: ATNG shall pay the sole shareholder of Blue Kiwi up to 10% of its gross profit on a monthly basis until $5000000 is paid in full. Robert C. Simpson (RCS) is the sole shareholder of Blue Kiwi. The sales projections are such that, if achieved, RCS will be paid in full in less than 5 years. No interest shall be charged since the products must perform to earn the price of the company and its technology. The intent of this contractual structure is to minimize financial load on ATNG and maximize the performance of Blue Kiwi products.

We  agree:    to  the  Intent,  Terms  and  conditions  stated  herein:


___________________________                     _____________________________
Robert  C.  Simpson,  Ph.D.                     George  M.  Singer

Chairman  -  CEO,  ATNG Inc.                    President - CEO, Blue Kiwi
Inc.


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